UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       --------------------------------

                                 SCHEDULE 13D

                                     Under

                      THE SECURITIES EXCHANGE ACT OF 1934

                       --------------------------------


                          GEORGIA BONDED FIBERS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.10 PAR VALUE
                        (Title of Class of Securities)

                                   373136209
                                (CUSIP Number)

                       --------------------------------

                   James C. Kostelni, Chairman and President
                          Georgia Bonded Fibers, Inc.
                               One Bontex Drive
                          Buena Vista, VA  24416-0751
                                (703) 261-2181

                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                       --------------------------------

                                 June 27, 1996
                         (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              CUSIP No. 373136209
- ----------------------------------------------------------------------------

(1)   Name of Reporting Person.
      S.S. or I.R.S. Identification Nos.
      of Above Person

      Patricia M. Tischio                             SS# ###-##-####
- ----------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member           (a) [ ]
      of a Group (See Instructions)                   (b) [X]
- ----------------------------------------------------------------------------

(3)   SEC Use Only
- ----------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)

      00    (Reporting Person acquired the subject 675,507 shares by
            operation of law in her capacity as an executor of the Estate of Marie G. Surmonte)
- ----------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings        [ ]
      is Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

(6)   Citizenship or Place of Organization

      United States
- ----------------------------------------------------------------------------

Number of Shares              (7)   Sole Voting
      Beneficially Owned            Power             100 shares
      by Each Reporting       ----------------------------------------------
      Person With
                              (8)   Shared Voting
                                    Power             675,507 shares
                              ----------------------------------------------

                              (9)   Sole Dispositive
                                    Power             100 shares
                              ----------------------------------------------

                              (10)  Shared Dispositive
                                    Power             675,507 shares
- ----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                        675,607 shares
- ----------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row            [ ]
      (11) Excludes Certain Shares (See
      Instructions)
- ----------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount
      in Row (11)
                                                      42.9%
- ----------------------------------------------------------------------------

(14)  Type of Reporting Person (See
      Instructions)
                                                      IN
- ----------------------------------------------------------------------------


ITEM 1.     Security and Issuer

      The class of securities to which this statement relates is Common Stock, $.10 par value, of Georgia Bonded Fibers, Inc. ("BONTEX"), a New Jersey corporation. The address of BONTEX's principal executive offices is 15 Nuttman Street, Newark, New Jersey 07013-3508.


ITEM 2.     Identity and Background

      This statement is being filed by Patricia M. Tischio. Mrs. Tischio is assistant secretary, corporate office manager and a director of BONTEX, and her residence address is 6 Stonecrop Road, Norwalk, Connecticut 06851. Mrs. Tischio is a citizen of the United States.

      Mrs. Tischio has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mrs. Tischio has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Tischio being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     Source and Amount of Funds or Other Consideration

      Not applicable. This schedule is being filed to report Mrs. Tischio's acquisition of beneficial ownership of 675,507 shares of BONTEX common stock, as a result of her appointment and qualification as an executor of the estate of Marie G. Surmonte (the "Estate").

ITEM 4.     Purpose of Transaction

      The purpose of the acquisition is to administer the Estate. Unless otherwise sooner disposed of by the Estate, the shares of BONTEX common stock beneficially owned by Mrs. Tischio as an executor of the Estate ultimately will be distributed pursuant to the terms of the will of Marie G. Surmonte to Mrs. Tischio and certain designated other beneficiaries. No determination has been made at this time regarding whether any shares of BONTEX common stock will be disposed of by the Estate.


ITEM 5.     Interest in Securities of the Issuer

      (a) Mrs. Tischio is the beneficial owner of 675,607 shares of BONTEX common stock, which represent approximately 42.9% of BONTEX's issued and outstanding common stock. Mrs. Tischio beneficially owns 675,507 of such shares as an executor. Dolores Kostelni, an individual, Rt. 4, Box 251, Turtle Brooke Lane, Lexington, Virginia 24450, and First Union National Bank, a national banking association organized under the laws of the United States, 303 Broad Street, Red Bank, New Jersey 07701, also are executors of the Estate and have a beneficial ownership interest in those 675,507 shares.

      (b) Mrs. Tischio has sole voting power and sole dispositive power with respect to 100 shares of the BONTEX common stock of which she is the beneficial owner. Mrs. Tischio, Mrs. Kostelni and First Union National Bank have shared voting power and shared dispositive power with respect to the 675,507 shares of BONTEX common stock which they hold as executors of the Estate.

      (c) Mrs. Tischio has not had any transactions in BONTEX common stock during the past sixty days, except as described above.

      (d) Not applicable.

      (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      None.


ITEM 7.     Material to Be Filed as Exhibits

      None.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                July 8, 1996
                                    -------------------------------------
                                                (Date)


                                          s/Patricia M. Tischio
                                    -------------------------------------
                                             Patricia M. Tischio